Exhibit 99.7

Frost & Sullivan Recognizes NICE with Public Safety Product
Leadership Award for NICE Inform Intelligence Center

NICE Inform Intelligence Center empowers public safety agencies with near real-time data analytics, metrics and reporting to identify, understand and address factors that impact emergency response and drive operational performance

Hoboken, N.J., December 13, 2018 – NICE (Nasdaq: NICE) announced today that it has earned Frost & Sullivan's prestigious Product Leadership Award for the NICE Inform Intelligence Center. Frost & Sullivan’s Product Leadership Award for Public Safety Answering Point (PSAP) Solutions for North America recognizes companies that demonstrate leadership by delivering high-quality, value-driven solutions that are competitively unique, provide growth potential, align with the needs of emergency communications centers, consistently meet or exceed customer expectations and drive innovation and operational efficiency for PSAPs.

“NICE has embraced the evolution of public safety by providing comprehensive solutions that record and reconstruct incidents and provide operational intelligence to public safety agencies so they can understand and continuously improve the incident journey,” said Brent Iadarola, Vice President, Frost & Sullivan. “For its strong overall performance in this area, we are pleased to award NICE with Frost & Sullivan’s 2018 Product Leadership Award for Public Safety Answering Points (PSAP) Solutions.”

The report said, “Frost & Sullivan believes that one of the key things that differentiates NICE from other public safety solution providers is NICE’s ability to provide near real-time data analytics, metrics and reporting that can help public safety agencies gain unique insight into the incident journey and use this understanding to improve their emergency response and operational effectiveness.” The report also stated, “Through its NICE Inform Intelligence Center (and a range of complementary capabilities available through NICE Inform Elite), NICE has emerged as a true market leader, equipping public safety agencies with innovative solutions to succeed in their mission of delivering a fast and high-quality response to communities, even as emergency communications are going through disruptive changes.”

New Public Safety Challenges Demand Innovative Solutions
Next Generation 9-1-1 (NG9-1-1) and FirstNet LTE broadband networks are ushering in a new era in data-rich multimedia communications for public safety. Soon, telecommunicators may be required to handle various types of new multimedia information, ranging from automated alarms and building and floor plans, to vehicle telematics and photos and videos from citizens and first responders, as well as surveillance camera systems, drones and body-cams. With these new sources of information, the incident journey will become more complex and far-reaching, extending far beyond the boundaries of voice and the PSAP. Public safety leaders will need near real-time analytics to help them understand how these factors impact emergency response and operational performance.

The NICE Inform Intelligence Center breaks down the barriers of bringing together, analyzing and acting on operational, 9-1-1 telephony, radio, GIS, Computer Aided Dispatch (CAD) data and quality metrics – empowering managers with a single view of the truth. Ten web-based dashboards (with easily digestible charts, graphs and maps that can be viewed on smartphones, tablets, desktops and wallboards) provide up-to-the-minute snapshots of over 100 key performance indicators. Managers get unprecedented insight into the metrics that really matter, without all the work, including difficult to measure incident journey metrics like ’hello to hello time.’ They can even drill down to analysis on specific incident types, telecommunicators, and geographic areas, and play back underlying audio recordings for a detailed understanding of where improvements can be made.

The NICE Inform Intelligence Center builds on NICE Inform Elite which provides a full suite of multimedia recording, incident reconstruction and operational intelligence capabilities that PSAPs need as they migrate to NG9-1-1 and FirstNet environments.

“NICE is thrilled to be recognized by Frost & Sullivan with a Product Leadership Award for our new NICE Inform Intelligence Center,” said Chris Wooten, Executive Vice President, NICE. “PSAPs, which have had decades to hone and practice procedures for handling voice calls, won’t have the luxury of time when it comes to preparing for multimedia calls in the new era of NG9-1-1 and FirstNet. This will place greater demands on public safety leaders to get out ahead of potential issues fast. The NICE Inform Intelligence Center’s analytical capabilities and robust dashboards will give them the intelligence they need to understand the entire incident journey and address problems before they get out of hand.”

A full copy of the Frost & Sullivan analyst report can be downloaded by clicking here.

About the Frost & Sullivan Product Leadership Award
 Frost & Sullivan's global team of analysts and consultants continuously research a wide range of markets across multiple sectors and geographies. As part of this ongoing research, Frost & Sullivan identifies companies that are true industry leaders, delivering best practices in growth, innovation, and leadership. Identifying such companies involves extensive primary and secondary research across the entire value chain of specific products and/or markets. Companies selected for this honor focus on delivering the best products at optimal prices to maximize customer value and customer experience, and by doing so are growth leaders in their respective industries. This kind of excellence typically translates into superior performance in three key areas: demand generation, brand development, and competitive positioning. Product Leadership Award candidates are subjected to a rigorous 10-step review process by Frost and Sullivan industry analysts who compare market participants and measure performance through in-depth interviews, analysis, and extensive secondary research.

About Frost & Sullivan
Frost & Sullivan, the Growth Partnership Company, enables clients to accelerate growth and achieve best in class positions in growth, innovation and leadership. The company's Growth Partnership Service provides the CEO and the CEO's Growth Team with disciplined research and best practice models to drive the generation, evaluation and implementation of powerful growth strategies. Frost & Sullivan leverages over 50 years of experience in partnering with Global 1000 companies, emerging businesses and the investment community from more than 40 offices on six continents. http://www.frost.com.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.